January 26, 2026

Kevin Shannon
Chief Executive Officer
Inflection Point Acquisition Corp. VI
167 Madison Avenue
Suite 205 #1017
New York, NY 10016

        Re: Inflection Point Acquisition Corp. VI
            Registration Statement on Form S-1
            Filed December 23, 2025
            File No. 333-292443
Dear Kevin Shannon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Joel L. Rubinstein, Esq.